                                                                      EXHIBIT 55

[TEXT OF MAY 28, 1999 ELECTRONIC TRANSMISSION]

Just a quick explanation of the news........

You have undoubtedly seen the press release that URI now has 3.6 million RSC shares in their tender offer. If you recall, they had 5.2 million shares tendered as of April 30. In other words, stockholders representing 1.6 million shares actually withdrew their tender.

URI also extended the tender offer to June 18. We had anticipated this extension. The tender can be extended to July 3.

Remember that URI has not paid for these shares yet and therefore does not own them. By tendering, the stockholder is simply indicating a desire to sell at the tender price. The stockholder may withdraw at any time prior to closing of the tender offer.

Please also remember that the best thing we can all do now is keep our focus on our customers and make the budget! The best defense is still a good offense.